UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

144 Menachem Begin Street, Tel Aviv 649210, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of 2020 Annual Shareholder Meeting

On April 30, 2020, B Communications Ltd. (“BCOM” or the “Company”) held its 2020 annual general meeting of shareholders (the “Meeting”) at BCOM’s offices, located at 144 Menachem Begin Street, Tel Aviv 649210, Israel. At the Meeting, BCOM’s shareholders voted on several proposals and sub-proposals, each of which is listed below and was described in more detail in the proxy statement for the Meeting (the “Meeting Proxy Statement”), which was attached (together with the notice of the Meeting) as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that BCOM furnished to the Securities and Exchange Commission on March 24, 2020. That description is incorporated by reference herein.

Based on the presence in person or by proxy of the requisite quorum of our outstanding ordinary shares, par value 0.1 New Israeli Shekels per share, at the Meeting, each proposal (and sub-proposal), as described below, that was presented for a vote at the Meeting, was approved by the requisite majority of our shareholders under the Israeli Companies Law, 5759-1999:

(1) Re-election of each of Darren Glatt, Phil Bacal, Ran Fuhrer, Stephen Joseph, Tomer Raved and Shlomo Zohar to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal;

(2) Reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2020 and until the Company’s next annual general meeting of shareholders, and authorization of the Company's board of directors (the “Board”) (upon recommendation of the audit committee of the Board) to fix their remuneration;

(3) Amendment of the maximum indemnification amount for all current directors and officers of BCOM to the greater of 25% of shareholders' equity and $15 million, under the D&O indemnification letters to which those directors and officers are party with the Company; and

(4) Adoption of a “run-off” directors and officers liability, or D&O, insurance policy that will cover: (a) those directors and officers of BCOM who served in their roles in the period prior to December 2019, when Searchlight Capital Partners acquired a controlling interest in the Company (most of those directors and officers resigned or were replaced), and (b) certain additional former directors and officers of the Company who were the former controlling shareholders of the Company.

As indicated in the Meeting Proxy Statement, BCOM hereby describes the following terms for the “run-off” D&O insurance policy that BCOM will obtain pursuant to Proposal 4:

•	Term/period of coverage: six years, seven months (from May 1, 2020 until December 1, 2026)
•	Limit of coverage: $4.5 million, plus defense costs (for all amounts of liability, in the aggregate, for all persons covered under the policy, for the entire period of coverage)
•	Premium payable by BCOM: $300,000 (for the entire coverage period)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

Date: April 30, 2020	By:	/s/ Tomer Raved
Name: Tomer Raved
Title: Chief Executive Officer

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